                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the period of February 17, 1998             Commission File Number:  1-9025


                                VISTA GOLD CORP.
                              (Name of Registrant)

                                   Suite 3000
                             370 Seventeenth Street
                             Denver, Colorado 80202
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F            X            Form 40-F
                                     -----                           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                              No        X
                                     -----                  -----


If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                VISTA GOLD CORP.



Date:  February 17, 1998                     By: /s/ A. J. Ali
                                                --------------------------------
                                                A. J. Ali
                                                Vice President of Finance
                                                and  Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit        Description of Exhibit
-------        ----------------------
 99.1          Press release dated February 12, 1998, stating that the Company announces US$1 million financing.

 99.2          Certificate of Continuance and a copy of the members' resolutions with respect to the recent continuance from the jurisdiction of the British Columbia Company
               Act to the jurisdiction of the Yukon Business Corporations Act.